SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

Commission File Number 000-50962
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic Coast Bank Employees’ Savings and Profit Sharing Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic Coast Federal Corporation
505 Haines Avenue
Waycross, Georgia 31501

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS &
PROFIT SHARING PLAN
 AND TRUST

FINANCIAL STATEMENTS
December 31, 2009 and 2008

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
 AND TRUST
Waycross, Georgia

FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Atlantic Coast Bank Employees’
  Savings & Profit Sharing Plan and Trust
Waycross, Georgia

We have audited the accompanying statements of net assets available for benefits of the
Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of
December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the
changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of
Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP
South Bend, Indiana
June 22, 2010

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments at fair value	$3,765,760	$4,267,054
Cash	205	-

Receivables
Employer contributions	-	5,716
Participant contributions	-	14,391
Accrued income	-	230
	-	20,337
Total Assets	3,765,965	4,287,391

Liabilities
Due to broker	-	674

Net assets reflecting all investments at fair value	3,765,965	4,286,717

Adjustment from fair value to contract value for fully benefit-responsive contracts	(6,982)	2,879

NET ASSETS AVAILABLE FOR BENEFITS	$3,758,983	$4,289,596

See accompanying notes to financial statements.

.

2.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009 and 2008

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 3)	(676,302)
Interest and dividends	68,494
(607,808)

Contributions
Employer	22,343
Participants	394,416
Rollover	13,270
430,029

Total additions (deductions)	(177,779)

Deductions from net assets attributed to:
Benefits paid to participants	334,129
Administrative expenses	18,705
Total deductions	352,834

Net decrease	(530,613)

Net assets available for benefits
Beginning of year	4,289,596

End of year	3,758,983

See accompanying notes to financial statements.

.

3.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan
and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  Copies of the Plan agreement are available from the plan administrator.

General:  The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the “Employer” or “Company”)
who serves as plan administrator and controls and manages the operation and administration of the Plan.  The Bank of New York served as custodian of the Plan until June 1, 2009 when the
Plan switched to Reliance Trust Company, who now serves as the Plan’s custodian.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year.  On behalf of each eligible participant a matching contribution made by the Company equal to 50 percent of compensation up to 6 percent shall be provided based on the participant’s salary reduction contribution made during each pay period until March 1, 2009 when the Plan was amended to no longer make a matching contribution.  On behalf of each eligible participant a discretionary contribution may be made by the Company.  There were no discretionary contributions for 2009.

Eligibility:  Employees are eligible to enroll in the Plan after 3 consecutive months of employment.  A participant’s entry into the plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s matching contribution (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their own contributions plus actual earnings thereon.  Vesting in the Employer’s matching and discretionary contribution and the earnings thereon is based on years of credited service.  One year credited service is received when the participant works at least 1,000 hours within the plan year.  A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and
100% vested after six years of credited service.

(Continued)
.

4.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures:  The non-vested portion of terminated participants accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan’s sponsor discretion.

At December 31, 2009 and 2008, forfeited accounts totaled $28,127 and $23,410, respectively.
During 2009, $23,432 from forfeited accounts was used to reduce the employer contributions to the Plan.

Investment Options:  Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds.

Earnings on the investment funds are allocated among the accounts that have elected to invest in each such fund.  Plan participants may direct the investment of all funds credited to their account to any or all of the available investment funds.

Participant Loans:  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans.

Payment of Benefits:  Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59½, death or disability.  In the event of death or permanent disability, participants become fully vested.

Plan Termination:  Although it has not expressed any intent to do so, the employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of the
Plan’s termination, participants shall become fully vested.

Expenses:  Certain administrative expenses are paid by the plan sponsor.

(Continued)
.

5.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Payment of Benefits:  Benefits are recorded when paid.

Adoption of New Accounting Standards:  In April 2009, the FASB issued new guidance impacting FASB ASC 820, Fair Value Measurements and Disclosures (FASB Staff Position
No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or
Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). This
provides additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability. A significant decrease in the volume or level of activity for the asset or liability is an indication that transactions or quoted prices may not be determinative of fair value because transactions may not be orderly.  In that circumstance, further analysis of transactions or quoted prices is needed, and an adjustment to the transactions or quoted prices may be necessary to estimate fair value.  The impact of adoption of this standard as of January 1, 2009 was not material to the Plan’s net assets available for benefits.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in
Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts).  This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued.  The Plan’s adoption of this standard in 2009 had no material effect upon net assets available for benefits.

(Continued)
.

6.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation:  The Plan’s investments, excluding participant loans, are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.
GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock:  Investments in common stock are stated at fair value as determined by quoted market prices on a nationally recognized exchange (level 1 inputs).

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

(Continued)
.

7.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective trust funds-Commingled Equity Funds:  The fair values of participation units held in collective trusts-commingled equity funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-commingled equity funds vary, with some holding diversified portfolios of domestic stocks, international stocks, some holding short-term and/or medium-term corporate, government and government agency
bonds, mutual funds and collective investment funds.    Each collective trust provides for daily
redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collective trust funds-Equity Index Funds: The fair values of participation units held in collective trusts-equity index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-equity index funds vary, the collective trusts-equity index funds invest in various collective investment funds sponsored by
State Street Bank and Trust Company in proportion to the fund’s investment objectives.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Collective trust funds-Commingled Fixed Funds: The fair values of participation units held in collective trusts-commingled fixed funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-commingled fixed funds vary, the collective trusts-commingled fixed funds invest in U.S. Government and agency obligations, corporate and government debt instruments, repurchase agreements and various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.  Each collective trust provides for daily redemptions by the
Plan at reported net asset values per share, with no advance notice requirement.

Collective trust funds-Blended Index Funds: The fair values of participation units held in collective trusts-blended index funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-blended index funds vary, the collective trusts-blended index funds invest in various collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

(Continued)

8.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective trust funds-Short Term Investment Fund: The fair values of participation units held in collective trusts-short term investment fund is based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  The investment objectives and underlying investments of the collective trusts-short term investment fund is to provide safety of principal, daily liquidity, and a competitive yield, the collective trusts-short term investment fund invests in U.S. Government and agency obligations, corporate and government debt instruments and repurchase agreements.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Stable value fund:  The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in debt instruments, U.S. Government obligations, insurance company investment contracts, conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  It is the Trustee’s intent to provide all participant-
directed withdrawals at contract value, and to honor all such requests as soon as reasonably practicable, subject to the competing option restriction which states that participants may not directly transfer their interest in the fund to a plan investment option determined by the Trustee to be a competing investment option.  All other withdrawals from the Fund will be provided at contract value as soon as practicable within 12 months following written notice to the Trustee.

Money market accounts and savings deposit accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at their outstanding balances, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)
.

9.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:
	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments (other than participant loans)
Company Stock Account, categorized by the nature of underlying investments
Company Stock	$700,720
Mutual Fund – Money Market	40,099
Collective Trust Funds, categorized by the nature of underlying investments:

Commingled Equity Funds	885,588
Equity Index Funds	140,368
Blended Index Funds	325,673
Commingled Fixed Funds	585,563
Short Term Investment Funds	818,112
Other Investments	24,238

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)

Investments (other than participant loans)	$1,498,087	$ 2,501,553

Net assets available for benefits reflects the contract value of the Plan’s indirect investment in fully benefit-responsive contracts through the Pentegra Stable Value Fund, due to a separate adjustment presented in the statements of net assets available for benefits to increase or decrease the carrying amount of the Pentegra Stable Value Fund to contract value, as applicable.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(Continued)
.

10.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties:  The Plan provides for various investment options in collective trust funds, certificate of deposits, and the common stock of the employer’s parent company, Atlantic
Coast Federal Corporation (“ACFC”).  ACFC is traded on the NASDAQ global market.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk:  At December 31, 2009 and 2008, approximately 20% and 35% of the Plan’s assets were invested in ACFC common stock.

NOTE 3 - INVESTMENTS

From December 31, 2008 until June 1, 2009 The Bank of New York, the former custodian of the
Plan, held investment assets and executed transactions.  After June 1, 2009 Reliance Trust
Company, the custodian of the Plan, held investment assets and executed transactions.

Investments representing more than 5% of the net assets available for benefits at December 31,
2009 or 2008 are as follows:

Investments at estimated fair value:	2009	2008
Collective Trust Funds:
State Street Bank and Trust Company/ SSgA Short Term Investment Fund
	$818,112	$713,831
State Street Bank and Trust Company/Pentegra Stable Value Fund	428,544	333,777
(Contract value: 2009 - $421,562, 2008 - $336,656)

State Street Bank and Trust Company/SSgA S&P MidCap Index Series Fund	226,295	254,409
State Street Bank and Trust Companys/SSgA Mod Strat Bal SL Fund	216,735	173,511	*
State Street Bank and Trust Companys/SSgA S&P 500 Flagship SL – CL A	208,741	156,010	*
Investments at fair value as determined by quoted market price:

Atlantic Coast Federal Corporation common stock	700,720	1,498,087

(Continued)
.

11.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 3 - INVESTMENTS (Continued)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Collective trust funds	$328,110
Atlantic Coast Federal Corporation common stock	(1,004,412)

$(676,302)

At December 31, 2009 and 2008, the Plan held 464,053 and 384,125 shares of Atlantic Coast Federal Corporation common stock.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan.  During 2009 fees of $ 18,705 were paid by the Plan to The Bank of New York and The Reliance Trust Company, custodians of the Plan, which represent party-in-interest transactions.

Party-in-interest investments held by the Plan at December 31, 2009 and 2008 include Atlantic Coast Federal Corporation common stock totaling $700,720 and $1,498,087 respectively, Atlantic Coast Federal Certificate of Deposit totaling $24,238 and $21,780 respectively, participant loans totaling $245,399 and $267,414 respectively, The Bank of New York Collective Short Term Investors Fund totaling $0 and $161,465 respectively and State Street  Bank and Trust Company collective trust funds totaling $2,755,304 and $2,318,308 respectively.  Total dividends received for 2009 from the Atlantic Coast Federal Corporation common stock were $40,479.

NOTE 5 - TAX STATUS

Effective June 1, 2003, the Plan was restated.  The Plan has been restated on a prototype document which has received a favorable determination letter dated July 10, 2003 from the Internal Revenue Service.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
Subsequent to the 2009 plan year end, effective January 1, 2010, the Plan was restated. The Plan has been restated on a prototype document which has received a favorable opinion letter dated
March 31, 2008 from the Internal Revenue Service.

(Continued)

12.

ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

 NOTE 6 – SUBSEQUENT EVENT

Subsequent to December 31, 2009, the Atlantic Coast Federal Corporation Common Stock experienced an increase in overall market value.  The share value of the stock at December 31, 2009 was $1.51.  As of June 18, 2010, the share value of the stock was $3.40.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$3,758,983	$4,289,596
Immaterial difference of payable	(206)
(Excess)/deficiency of contract value over estimated fair value of investment in stable value fund	--	(2,879)

Net assets per the Form 5500	$3,758,777	$4,286,717

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2009 per the financial statements to the net income reported in the 2009 Form 5500:

Decrease in net assets available for benefits
per the financial statements	$(530,613)
Change in immaterial difference of payable	(206)
Change in excess of contract value over estimated fair value
of investment in stable value fund	2,879

Net loss per the Form 5500	$(527,940)

13.

SUPPLEMENTAL SCHEDULE

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of Plan Sponsor:	Atlantic Coast Bank
Employer Identification Number:	58-0570960
Three-digit Plan Number:	033

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Mutual Fund
*	Federated Investors, Inc.	Government Obligations Fund	#	$40,099

Collective Funds
*	State Street Bank & Trust Co.	Short Term Investment Fund	#	818,112
*	State Street Bank & Trust Co.	S&P Flagship Securities Lending Series Fund	#	208,741
*	State Street Bank & Trust Co.	Long US Treasury	#	131,126
*	State Street Bank & Trust Co.	S&P Value Index	#	87,782
*	State Street Bank & Trust Co.	Pentegra Stable Value Fund	#	421,562
*	State Street Bank & Trust Co.	Conservative Strategic Balanced Fund	#	33,125
*	State Street Bank & Trust Co	Moderate Strategic Balanced Fund	#	216,735
*	State Street Bank & Trust Co.	Aggressive Strategic Balanced Fund	#	61,133
*	State Street Bank & Trust Co.	S&P Growth Index Series Fund	#	109,284
*	State Street Bank & Trust Co.	S&P MidCap Index Series Fund	#	226,294
*	State Street Bank & Trust Co.	Russell 2000 Index Series Fund	#	112,649
*	State Street Bank & Trust Co.	Daily EAFE Index Series Fund	#	95,705
*	State Street Bank & Trust Co.	REIT Index Non-Lending Series Fund	#	22,385
*	State Street Bank & Trust Co.	Security Lending FD CL-A	#	14,679
*	State Street Bank & Trust Co.	Target Retirement 2025	#	9,039
*	State Street Bank & Trust Co.	Target Retirement 2035	#	18,022
*	State Street Bank & Trust Co.	Target Retirement 2045	#	25,525
*	State Street Bank & Trust Co.	Passive Bond Market Index	#	25,893
*	State Street Bank & Trust Co.	Nasdaq 100 Index Fund	#	110,530
		Total Collective Funds		2,748,321

* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

14.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of Plan Sponsor:	Atlantic Coast Bank
Employer Identification Number:	58-0570960
Three-digit Plan Number:	033

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Common Stock
*	Atlantic Coast Federal Corporation	Common Stock	#	700,720

Cash Equivalent
*	Atlantic Coast Bank	Certificate of Deposit Interest rate 1.59% mature 8/7/10	#	24,238

*	Participant Loans	Interest rates ranging from 4.25% to 9.25%	#	245,399

				$3,758,777

* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

15.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COAST BANK
EMPLOYEES’ SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Date: June 23, 2010	By:/s/ Robert J. Larison, Jr.
Name:Robert J. Larison, Jr
Title:President and Chief Executive Officer, Atlantic Coast Federal